SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2019

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
People’s Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.	A progress update announcement regarding the unusual price movement of China Petroleum & Chemical Corporation (the “Registrant”);
2.	An announcement on 2018 preliminary financial data of the Registrant; and
3.	An announcement on 2018 operational statistics of the Registrant;

Each submitted by the Registrant on January 25, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Progress Update Announcement
This announcement is made by China Petroleum & Chemical Corporation (the "Company", together with its subsidiaries, the "Group") on voluntary basis pursuant to the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

References are made to the voluntary announcements of the Company dated 27 December 2018 in relation to the unusual price movement and the Progress Update Announcement dated 4 January 2019.

China International United Petroleum and Chemical Company Limited (the "Unipec") is a wholly owned subsidiary of the Company. Unipec is mainly engaged in crude oil and petrochemical products trading business and procurement of imported crude oil for the refineries of the Group. The Company discovered in its regular supervision that there were unusual financial data in the hedging business of Unipec. Further investigations have indicated that the misjudgment about the global crude oil price trend and inappropriate hedging techniques applied for certain parts of hedging positions, resulted in a loss from some futures leg of the exchange hedging business for crude oil during the period of the crude oil price decline. In 2018, Unipec had an operating loss of approximately RMB 4.65 billion; during the same period, Unipec had also saved the cost of physical crude oil import for the refineries of the Group by approximately RMB 6.4 billion, compared with global crude oil price benchmarks.

As at the date of this announcement, the Company and Unipec are under normal production and operation.

The shareholders of the Company and potential investors should exercise caution when investing in or dealing in the securities of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 January 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on the Preliminary Financial Data for 2018

This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The Board and all directors of the Company warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

1．	Principal Financial Data and Indicators for 2018 prepared in accordance with the PRC Accounting Standards for Business Enterprises (ASBE)

Item	2018 RMB million	2017 RMB million	Change (%)
Operating income	2,881,582	2,360,193	22.09
Operating profit	101,290	86,965	16.47
Profit before taxation	100,320	86,573	15.88
Net profit attributable to equity shareholders of the Company	62,386	51,119	22.04
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	58,031	45,582	27.31
Basic earnings per share	0.515	0.422	22.04
Weighted average return on net assets (%)	8.64	7.14	1.50 percentage points

Items	As of 31 December		Change (%)
	2018 RMB million	2017 RMB million
Total assets	1,593,450	1,595,504	(0.13)
Total equity attributable to equity shareholders of the company	717,265	727,244	(1.37)
Total number of shares(1,000 shares)	121,071,210	121,071,210	0.00
Net assets attributable to equity shareholders of the Company per share	5.925	6.007	(1.37)

2．	Details of Operating Results and Financial Position

In 2018, the operating loss of exploration and production segment of the Company decreased significantly compared with the previous year, the refining segment and marketing and distribution segment continued to achieve good business performance, and the gross margin of chemicals segment remained steady. According to ASBE, the Company achieved operating income of RMB 2,881.6 billion, representing a year on year increase of 22.09%. Profit before taxation was RMB100.3 billion, representing a year on year increase of 15.88%. Net profit attributable to equity shareholders of the Company increased 22.04% year on year to RMB 62.4 billion, and net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses increased 27.31% year on year to RMB 58.0 billion.
As of 31 December 2018, total assets of the Company was RMB 1,593.5 billion, representing a decrease of 0.13% as compared with that at the end of last year; the total equity attributable to equity shareholders of the Company decreased 1.37% to RMB 717.3 billion as compared with that at the end of last year.

3．	Risk alert

The principal financial data for 2018 as set out in this announcement is not audited, and may be different from the data to be disclosed in the 2018 annual report of the Company. Investors of the Company are advised to exercise caution when dealing in securities of the Company.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 January 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Operational Statistics for 2018
This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company” or "Sinopec Corp.") in connection with certain matters relating to the operational statistics for 2018 of the Company.
The Board of directors of the Company (the “Board”) and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Operational Statistics for 2018
Production	Unit	2018	2017	Change %
Oil and gas	mmboe	451.44	448.79	0.59
Crude Oil	mmbbls	288.51	293.66	(1.75)
China	mmbbls	248.93	248.88	0.02
Overseas	mmbbls	39.58	44.78	(11.61)
Natural Gas*	bcf	977.12	912.50	7.08

Refinery Throughput**	Million tonnes	244.01	238.50	2.31
Gasoline	Million tonnes	61.16	57.03	7.24
Diesel	Million tonnes	64.72	66.76	(3.06)
Kerosene incl. Jet Fuel	Million tonnes	28.91	26.88	7.55
Light Chemical Feedstock	Million tonnes	38.52	38.60	(0.21)

Ethylene	'000 tonnes	11,512	11,610	(0.84)
Synthetic Resins	'000 tonnes	15,923	15,938	(0.09)
Synthetic Fibers	'000 tonnes	1,218	1,220	(0.16)
Synthetic Rubbers	'000 tonnes	896	848	5.66
Production	Unit	2018	2017	Change %
Total Domestic Sales Volume of Refined Oil Products	Million tonnes	180.24	177.76	1.40
Retail	Million tonnes	121.64	121.56	0.07
Direct sales & Distribution	Million tonnes	58.61	56.20	4.29

Note :
*          1 cubic meter = 35.31 cubic feet
**          1 tonne = 7.35 barrels
The above table includes 100% of the production from domestic joint ventures.

Important Notice: The production data for 2018 as set out in the table above are based on the Company's current statistics, which are not audited. The Company will release its audited data in its annual report, which may be different from, and in such cases shall prevail, the above data.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 January 2019

As of the date of this announcement, directors of the Company are: Dai Houliang*, Li Yunpeng*, Yu Baocai*, Ma Yongsheng#, Ling Yiqun# , Liu Zhongyun# , Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: January 25, 2019